Exhibit 99.1

ZIM Announces New Long-Term Chartering Agreements
for Ten 11,500 TEU LNG Dual-Fueled Vessels

Continued Strategic Investment in Core LNG Capacity Enhances ZIM’s Commercial
Agility and Supports Long-Term Growth Strategy

Vessels are Expected to be Delivered in 2027-2028

HAIFA, Israel, April 7, 2025 – ZIM Integrated Shipping Services Ltd. (NYSE: ZIM) announced today new agreements for the long-term charter of ten 11,500 TEU liquefied natural gas (LNG) dual-fuel container vessels, with total charter hire consideration of approximately $2.3 billion to serve across ZIM’s various global trades.

Seven of the vessels will be chartered to ZIM by Containers Ventures Holdings Inc., an affiliate of the TMS Group, and three will be chartered to ZIM by a shipping company that is affiliated with Kenon Holdings, Ltd., which was ZIM’s largest shareholder until the end of 2024. The vessels will be constructed at Zhoushan Changhong Shipyard in China, with delivery expected between 2027 and 2028.

Eli Glickman, ZIM President & CEO, stated: “After having received all 46 newbuilds we contracted in 2021 and 2022, which significantly improved the efficiency of our operated capacity, we are pleased to further advance our fleet strategy by securing long-term charters for these 11,500 TEU newbuild LNG dual-fuel containerships. These agreements ensure access to an important vessel segment and further strengthen our core LNG fleet, which is a critical commercial differentiator. Importantly, this versatile capacity is ideally suited for ZIM’s various global trades, enhancing our commercial agility and growth potential.”

Mr. Glickman added: “Expanding our LNG fleet supports ZIM’s decarbonization objectives and solidifies our position as an industry leader in carbon intensity reduction. Operating LNG capacity has proved commercially advantageous for ZIM and we anticipate increased demand for environmentally friendly shipping options, making access to LNG capacity even more beneficial in the future.”

Mr. Glickman concluded, “The addition of these ten LNG dual-fuel vessels will help keep our modernized fleet competitive and support profitable growth over the long term, benefiting our shareholders.”

About ZIM
Founded in Israel in 1945, ZIM (NYSE: ZIM) is a leading global container liner shipping company with established operations in more than 100 countries serving approximately 33,000 customers in over 330 ports worldwide. ZIM leverages digital strategies and a commitment to ESG values to provide customers innovative seaborne transportation and logistics services and exceptional customer experience. ZIM’s differentiated global-niche strategy, based on agile fleet management and deployment, covers major trade routes with a focus on select markets where the company holds competitive advantages. Additional information about ZIM is available at www.ZIM.com.

Forward-Looking Statements
The following information contains, or may be deemed to contain forward-looking statements (as defined in the U.S. Private Securities Litigation Reform Act of 1995). In some cases, you can identify these statements by forward-looking words such as “may,” “might,” “will,” “should,” “expect,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “potential” or “continue,” the negative of these terms and other comparable terminology. These forward-looking statements, which are subject to risks, uncertainties and assumptions about the Company, may include projections of the Company’s future financial results, its anticipated growth strategies and anticipated trends in its business. These statements are only predictions based on the Company’s current expectations and projections about future events or results. There are important factors that could cause the Company’s actual results, level of activity, performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied by the forward-looking statements. Factors that could cause such differences include, but are not limited to: our expectations regarding general market conditions as a result of the current geopolitical instability, developments and further escalation of events, including, but not limited to, the Houthi attacks against vessels in the Red Sea, the war between Israel and Hamas, Iran and Iranian-backed proxies, the political and military instability in the Middle East and the war between Russia and Ukraine; our expectations regarding general market conditions as a result of global economic trends, including potential rising inflation and interest rates as a result of geopolitical and other events; our expectations regarding trends related to the global container shipping industry, including with respect to fluctuations in vessel and container supply, industry consolidation, demand for containerized shipping services, bunker and alternative fuel prices and supply, charter and freights rates, container values and other factors affecting supply and demand; our plans regarding our business strategy, areas of possible expansion and expected capital spending or operating expenses; our ability to adequately respond to political, economic and military instability in Israel and the Middle East (particularly as a result of the Israel-Hamas war and the Israel-Hezbollah and Israel-Iran armed conflicts), and our ability to maintain business continuity as an Israeli-incorporated company in times of emergency; our ability to effectively handle cyber-security threats and recover from cyber-security incidents, including in connection with the war between Israel and Iran and Iranian-backed proxies; our anticipated ability to obtain additional financing in the future to fund expenditures; our expectation of modifications with respect to our and other shipping companies’ operating fleet and lines, including the utilization of larger vessels within certain trade zones and modifications made in light of environmental regulations; the expected benefits of our cooperation agreements and strategic partnerships; formation of new alliances among global carriers, changes in and disintegration of existing alliances and collaborations, including alliances and collaborations to which we are not a party to; our anticipated insurance costs; our expectations regarding the availability of crew; our expectations regarding our environmental and regulatory conditions, including extreme weather events (such as the drought conditions in the Panama Canal), changes in laws and regulations or actions taken by regulatory authorities, and the expected effect of such regulations; our expectations regarding potential liability from current or future litigation; our plans regarding hedging activities; our ability to pay dividends in accordance with our dividend policy; our expectations regarding our competition and ability to compete effectively. and other risks and uncertainties detailed from time to time in the Company’s filings with the U.S. Securities and Exchange Commission (SEC), including under the caption “Risk Factors” in its 2024 Annual Report filed with the SEC on March 12, 2025.

Although the Company believes the expectations reflected in the forward-looking statements contained herein are reasonable, it cannot guarantee future results, level of activity, performance or achievements. Moreover, neither the Company nor any other person assumes responsibility for the accuracy and completeness of any of these forward-looking statements. The Company assumes no duty to update any of these forward-looking statements after the date hereof to conform its prior statements to actual results or revised expectations, except as otherwise required by law.

ZIM Contacts
Media:
Avner Shats
ZIM Integrated Shipping Services Ltd.
+972-4-865-2520
shats.avner@zim.com

Investor Relations:
Elana Holzman
ZIM Integrated Shipping Services Ltd.
+972-4-865-2300
holzman.elana@zim.com

Leon Berman
The IGB Group
212-477-8438
lberman@igbir.com